UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: January 11, 2006

                        Commission File Number: 001-32305

                                    CORPBANCA
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
                         -------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No  X
                       ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On January 11, 2006, Corpbanca separately notified the Chilean Superintendency of Banks (Superintendencia de Bancos e Instituciones Financieras), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile) that Mr. Julio Henriquez Banto, Corpbanca's Division Manager of Risk Management, was named as alternate Chief Executive Officer, and in the event of Mr. Henriquez Banto's absence or unavailability, Mr. Claudio Chamorro Carrizo, Division Manager of Planning and Development Control, was named as an alternate to Mr. Henriquez Banto. Mr. Christian Samsing Stambuk continues as Chief Executive Officer.

     A copy of the unofficial English language translation of Corpbanca's correspondence is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


  Date:  January 18, 2006


                                    CORPBANCA



                                    By: /s/ Claudio Chamorro Carrizo
                                        ---------------------------------------
                                        Name:   Claudio Chamorro Carrizo
                                        Title:  Division Manager - Planning and
                                                Development Control

                                  EXHIBIT INDEX


Exhibit   Description
-------   -----------

99.1 Unofficial English language translation of Corpbanca's correspondence dated January 11, 2006, sent separately to the Chilean Superintendency of Banks (Superintendencia de Bancos e Instituciones Financieras), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile).